Exhibit 99.2

NICE Actimize Announces ENGAGE LIVE, the Industry’s Largest
Financial Crime Virtual Event, Hosting Lawyer and Human Rights Advocate Amal
Clooney and Bestselling Financial Fraud Author
Tom Wright

NICE Actimize subject matter experts will provide insights on addressing digital acceleration and the trends shaping how financial institutions fight financial crime and shape customer experiences

Hoboken, N.J., June 2, 2022 – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced its exciting roster of speakers and the agenda for ENGAGE LIVE, the financial crime industry’s largest virtual customer event of the year. ENGAGE LIVE is designed to inform and inspire financial crime risk professionals at every level, with an agenda packed with transformative ideas, strategies, and insights across six tracks and more than 30 sessions. To be held from June 8-9, more than 2,000 industry peers will join this complimentary event and participate in its informative sessions, cutting-edge demo stations, and live video chats with NICE Actimize experts and renowned keynote speakers.

Click here to learn more and register for this industry-leading financial crime event.

ENGAGE LIVE covers the industry’s most comprehensive range of financial crime risk management topics, with tracks dedicated to anti-money laundering, enterprise fraud and authentication management, financial markets compliance, case management, and more. Issues to be covered include regulation and enforcement, emerging threats, conduct and culture, the darkside of financial crime, and tech and innovation.

ENGAGE LIVE will also host several world-class speakers who will share their personal experiences, addressing their unique careers and observations on a range of world issues.

Kicking off ENGAGE LIVE on June 8 will be Amal Clooney, a lawyer who specializes in international law and human rights. She represents clients before international courts, including the International Criminal Court, the International Court of Justice, and the European Court of Human Rights. She is a Visiting Professor at Columbia Law School, where she co-teaches the Human Rights course, and she is co-author of an academic textbook titled The Right to a Fair Trial in International Law, published by Oxford University Press. In 2016 she and her husband George established the Clooney Foundation for Justice to advance justice through accountability for human rights abuses around the world.

As a featured opening keynote for June 9, Tom Wright is a frequent speaker on financial fraud and politics. An investigative journalist and Pulitzer Prize finalist, he is a speaker on financial fraud and politics. He is the co-author of New York Times bestseller “Billion Dollar Whale," the true story of a Wharton School graduate who orchestrated one of the world's largest-ever financial heists—and used the proceeds to build a Hollywood empire. In 2021, Tom set up Project Brazen with his co-author, Bradley Hope. Project Brazen is a media studio uncovering true stories and developing content for TV series and podcasts.

For the event’s closing keynote on June 9, retired DEA special agents Stephen Murphy and Javier Peña will discuss the capture and downfall of the infamous Medellín cartel kingpin, Pablo Escobar, one of the largest, most complex, multi-national, high-profile investigations of its time. Their incredible journey in pursuing the world’s first “narco-terrorist” is depicted in the Golden Globe-nominated Netflix series “Narcos”.

Craig Costigan, CEO, NICE Actimize, said, “As the ever-changing landscape for financial crime-related threats continues to evolve and criminals become more agile, our financial institution customers have had to adapt quickly. ENGAGE LIVE will address these issues and provide strategies that create a pathway to   confronting these challenges by adopting the latest innovations in sophisticated AI, advanced analytics, and data intelligence into their operations.”

Among the informative sessions to be held throughout ENGAGE LIVE are such topics as "From the Mind of a Fraudster: Strengthening the Weakest Link”; “The Human Toll of Financial Crime: The Role We All Play”; “When Advisors Go Rogue: Common Scenarios and Tips to Safeguarding Your Firm”; and “Seeing Through the Corporate Façade: Money Laundering Threats in Corporate Banking.”

Please click here for further information on the NICE Actimize ENGAGE LIVE agenda.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.